September 3, 2008

VIA EDGAR TRANSMISSION

Mr. Kimberley Browning
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549-1004

RE:	BUFFALO FUNDS (the “Trust”)
	File Nos.:	333-56018 and 811-10303 and

Dear Ms. Browning:

This letter is in response to your oral comments and suggestions of July 30, 2008, to Kristin M. Cuene, Esq. of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 19 to its Registration Statement.  PEA No. 19 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 15, 2008 for the purpose of updating the Trust’s Registration Statement to include five new series of the Trust: the Buffalo Balanced Fund, Buffalo High Yield Fund, Buffalo Large Cap Fund, Buffalo Small Cap Fund and Buffalo USA Global Fund (“the Funds”).  These new series are being added to the Trust pursuant to a Plan of Reorganization that was the subject of an N-14 Registration Statement that was filed on March 27, 2008.  The Reorganization was completed for all Funds on August 18, 2008, and PEA No. 22 was filed pursuant to Rule 485(b) to update the Trust’s Registration Statement on July 30, 2008.

Because the Trust did not have sufficient time to respond fully to the comments delivered by the Staff on July 30, 2008 and still file PEA No. 22 that day as required, this Supplemental Response Letter is being submitted.

In addition, in connection with this filing, the Trust hereby states the following:

•
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

•
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

•
The Trust represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

RESPONSES OF THE TRUST TO ORAL COMMENTS DATED JULY 30, 2008

Prospectus (Investment Objectives and Principal Investment Strategies)

1.
For those Funds which invest in securities of companies of a market capitalization different from the those indicated by the name of the Fund, please include the appropriate risk disclosures for companies of market capitalizations in which the Fund invests. This would include the companies in which the Funds may invest up to 20% of their net assets in a manner other than in accordance with the disclosed “principal strategies.”

Response:  The Trust responds that the Prospectus has been revised to include corresponding risk disclosures for those Funds which invest in the securities of companies of different market capitalizations as a principal strategy.  For those Funds which invest in the securities of companies of different market capitalizations as a non-principal strategy, the corresponding risk disclosures are included in the Statement of Additional Information (“SAI”).

2.	Regarding the Buffalo Jayhawk China Fund:

a)	Please re-consider your definition or criteria for a “China Company” in which the Fund may invest. As set forth currently in the Prospectus, a “China Company” must meet one of the following criteria:

(i)	is organized under the laws of China, or with a principal office in, the People’s Republic of China or its administrative or other districts, including Hong Kong (“China”) or
(ii)	issue securities for which the principal trading market is in China; or
(iii)	derive at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in China, or which have at least 50% of their assets in China.

The Staff expressed the view that a disjunctive test for a “China Company” based upon (i) or (ii) above does not present a sufficient economic tie to, or economic presence in, the Chinese market.  It is the Staff’s view that defining a China Company as either (i) or (ii), and not requiring a “China Company” to be both organized under the laws of China or having a principal office in China and issue securities for which the principal trading market is China, poses the risk that companies with only a tangential connection to China, may be deemed “China Companies.” The Staff, therefore recommends that, to ensure an adequate economic tie to China, the test be conjunctive.  In other words, a “China Company” must both  have its principal office in, or be organized under the laws of, China and issue securities for which the principal trading market is China.

Response:  The Trust responds by stating it that has given the Staff’s comment and concerns thoughtful consideration.  The Trust believes that, given the nascent state of the Chinese market and the degree of governmental participation in the Chinese economy, it is highly unlikely that a company would either be organized under the laws of China, have its principal place of business in China or issue securities the primary market for which is China, if it did not have a significant economic tie to the Chinese market.  Given the disadvantages and regulatory regime faced by companies headquartered in or organized under the laws of China or those companies who issue securities that trade in China’s difficult and restrictive securities market, there is little incentive to do so unless such company does, in fact, have significant economic ties to China.

Accordingly, the Trust respectfully submits that, at the present time, there is no need to require a company to either be organized under the laws of China or have its principal place of business in China and issue securities the primary market which is China, in order to qualify as a “China Company” appropriate for investment by the Fund.  The Trust concedes that, as the Chinese market continues to develop, more international companies could conceivably have their principal place of business in China or issue securities that trade principally in the Chinese market, but do not have a significant economic tie to China   In view of the foregoing, the Trust has determined that its present criteria for a “China Company” is appropriate for the current status of the Chinese market.   The Trust is open to further discussion with Staff on this point as the Chinese economy evolves.

b)
One of the criteria for those companies which the Fund considers “China Companies” is companies organized under the laws of, or with a principal place of business in, China.”  Please include a disclosure of the risk related to such companies.

Response:  The Trust responds that the Prospectus now includes a risk disclosure directly related to “China Companies.”

c)	Please disclose the limitation, if applicable, on the number of synthetic financial instruments that a qualified foreign financial institution (“QFFI”) can issue.

Response:  The Trust responds by noting that a QFFI can issue as many synthetic financial instruments as it desires. It can not, however, exceed the investment quota allotted to it by the Chinese government.  In other words, a QFFI can issue multiple synthetic instruments, but the total dollar amount it is allowed to invest directly in certain Chinese securities (its “quota”) will remain the same. The Trust has revised the Prospectus to explain the nature of such indirect investment in China through a QFFI.

d)	Please explain how the creditworthiness and risk of a QFFI is evaluated.

Response:  The Trust responds by revising the Prospectus to include an explanation that the Chinese government subjects foreign financial institutions that wish to be allocated an investment quota to very stringent and comprehensive analysis.  To become a QFFI, a financial institution generally must be large, reputable and well-established with  superior creditworthiness, as evaluated by the appropriate agency of the Chinese government. Practically speaking, QFFIs are large, international financial institutions with global reputations for stability and creditworthiness, such as JP Morgan, UBS, Deutsche Bank or Bank of America.

e)	Please describe the types of synthetic instruments in which the Buffalo Jayhawk China Fund may invest as part of it strategy to invest indirectly in Chinese Companies.

Response:  The Trust responds by noting the types of synthetic financial instruments which would allow it to invest indirectly in China markets are the similar to the range of synthetic instruments that may be utilized in the United States, including equity-linked or structured notes, swaps, and other derivatives.

3.
Given that the Buffalo Jayhawk China Fund may invest up to 20% of total Fund assets in debt securities of China Companies, please disclose in the Prospectus the reason given previously – i.e. that the strategy is consistent with the Fund’s investment objective in that capital appreciation may occur through convertible debt with a significant equity component.

Response:  The Trust responds by revising the Prospectus accordingly.

4,
With respect to the Buffalo Science and Technology Fund, please add a risk disclosure in the Principal Strategy section which advises investors that, given the qualitative, subjective nature in which securities are selected for this Fund, not all companies in which the Fund invests may, in fact, benefit from technological or scientific advances as the Advisor expected at the time selected for investment.

Response:  The Trust responds by revising the Prospectus accordingly.

5.
With respect to the Technology Company Risk disclosure paragraph in the Prospectus, explain how, despite the fact that the Funds may at times invest  more than 25% of the Fund’s total assets  in technology companies,  this will not result in a violation of the Funds’ policy regarding concentration (as well as the Staff’s position with respect thereto).

Response:  The Trust responds by noting that the Funds’ investments may be in technology companies that fall within many industrial classifications. While the Funds may invest up to 25% of net assets in technology companies, and there is the corresponding risk of investment in that type of company, there is no concentration in the “technology industry.” The technology companies in which the Funds invest range from industries such as healthcare, telecommunications, financial services and others, which avoids completely the risk of concentration in the “technology industry.”

Statement of Additional Information: General

6.	In number 4 under the Fundamental Investment Restrictions, please disclose the extent to which each of the Funds enters into repurchase agreements.

Response:  The Trust responds by noting that the SAI states that the Funds may enter into repurchase agreements to the extent permitted by regulatory restrictions.

Statement of Additional Information: NON-Fundamental Investment Restrictions

7.
Please correct the representation in your previous response letter regarding a disclosure that any pledge of assets to secure borrowing must be limited to 33 1/3% of its net portfolio assets.  This statement should reflect that any pledge of assets to secure borrowing must be limited to 33 1/3% of its total portfolio assets.

Response:  The Trust responds by revising the Prospectus accordingly.

*     *     *     *     *     *

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact Kristin M. Cuene, Esq. by telephone at (414) 765-5348.

Sincerely,

/s/ Rachel Spearo

Rachel Spearo, Esq.
Secretary
Trust for Professional Managers

cc:     Carol Gehl, Godfrey & Kahn, S.C.